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Exhibit 12.1
Sabre Holdings Corporation
Computation of Ratio of Earnings
To Fixed Charges
Year Ended December 31, 2001
(in thousands)

Earnings:
Income from continuing operations before taxes (1)	$34,010
Minority interests in consolidated subsidiaries	(22,469)
Income from equity investees	(18,041)

Income from continuing operations before taxes, minority interests and income from equity investees	(6,500)
Add: Total fixed charges (per below)	48,875
Distributed income of equity investees	5,195

Total earnings	$47,570

Fixed charges:
Interest expensed	$41,165
Estimate of interest within rental expense (2)	7,710

Total fixed charges	$48,875

Ratio of earnings to fixed charges (3)	0.97

(1)
On July 2, 2001, we completed the sale of our Outsourcing Business. We also entered into agreements with Electronic Data Systems Corporation ("EDS") for (i) EDS to manage our IT systems for 10 years (the "IT Outsourcing Agreement"), and (ii) we and EDS will jointly market certain IT services and software solutions to the travel and transportation industries (the "Marketing Agreements"). The results of operations of the Outsourcing Business have been reclassified and presented as income from discontinued operations, net, for the year ended December 31, 2001.

(2)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).

(3)
Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges by $1.3 million.

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Exhibit 12.1 Sabre Holdings Corporation Computation of Ratio of Earnings To Fixed Charges Year Ended December 31, 2001 (in thousands)